CORRESP.1

December 19, 2007

United States Securities and Exchange Commission
Attn: Patrick Kuhn, Staff Accountant
100 F Street N.E.
Washington D.C. 20549-3561

RE: Voyager Learning Company Item 4.01 Form 8-K
File No. 001-07680

Dear Mr. Kuhn:

As we discussed, Voyager Learning Company ("the Company") has filed an amended 8-KA to address the issues raised in paragraph number one of your comment letter dated December 13, 2007. The Company will also timely file the appropriate disclosures identified in paragraph two of your comment letter once the audit reports have been issued.

Sincerely,

/s/ Todd W. Buchardt

Todd W. Buchardt
General Counsel